May 15, 2013

Securities and Exchange Commission
Attention: Filing Room
450 Fifth Street, NW
Washington, DC  20549

Re: Endurance Series Trust (the “Trust”) SEC File 811-22794

Dear Sir or Madam:

Enclosed for filing on behalf of the above-referenced registered investment management company pursuant to Rule 17g-1 of the Investment Company Act of 1940 are the following:

(i)
A copy of the Fidelity Bond Policy (the ‘‘Bond’’), effective April 19, 2013, issued by the Great American Insurance Company, for $175,000 insuring the Trust through the period ending April 19, 2014, attached under Exhibit 1;

(ii)
A copy of the resolutions of a majority of Trustees of the Board who are not ‘‘interested persons’’ of the Trust, approving the amount, type, form and coverage of the Bond, attached under Exhibit 2; and

(iii)	Premium for the Bond in the amount of $1,500.00 has been appropriately paid from April 19, 2013 through the period ending April 19, 2014.

If there are any questions regarding this filing, please contact the undersigned at 404-549-8991.

Very truly yours,

/s/ Andres Sandate

Andres Sandate
President